BIOSTAGE, INC.

84 October Hill Road, Suite 11

Holliston, Massachusetts 01746

August 17, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Biostage, Inc.

Registration Statement on Form S-1

Filed August 15, 2017

File No. 333-219978

Ladies and Gentlemen:

This letter follows your voicemail to our outside counsel regarding the above-referenced registration statement on Form S-1 that was filed by Biostage, Inc. on August 15, 2017.  Please accept this letter as an amendment to the registration statement to include the delaying amendment language required by Securities and Exchange Commission Rule 473 as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

We appreciate the staff’s comments, and request that the staff contact Chad J. Porter, Esq. at (617) 345-3686 or via email at cporter@burnslev.com with any questions or comments.

BIOSTAGE, INC.

By:	/s/ James McGorry
James McGorry
Chief Executive Officer

cc:	Josef B. Volman, Esq., Burns & Levinson LLP

jvolman@burnslev.com

Chad J. Porter, Esq., Burns & Levinson LLP

cporter@burnslev.com